EXHIBIT 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and six months ended June 30, 2022. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is August 11, 2022.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

2

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the possibility of future production, capital expenditures; realization and liabilities related to unused tax benefits or flow through obligations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions and subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; that financial markets will not in the long term be materially adversely impacted by the COVID-19 pandemic the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2021, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2021, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

3

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, which can be subdivided into “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). This Instrument references the mineral terminology guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States securities laws and their use is restricted registration statements filed with the SEC. Effective February 25, 2019 the SEC adopted certain new rules (the “SEC Modernization Rules”) which replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ somewhat from the requirements of NI 43-101 and the CIM Definition Standards. As the date of this quarterly report the value of the Company’s public float is less than US$75 million. Should the Company’s public float remain less than US$75 million, the Company will no longer be eligible to use certain SEC reporting and registration forms which rely on MJDS rules and would then also be required to prepare mineral project disclosure that complies with the SEC Modernization Rules.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2021 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

1.2 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A.

1.3 Impact of COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, all on-site employees have participated in the vaccination program. In addition to the COVID-19 screening of all on-site employees implemented in 2020, the Company was approved by l'institut national de santé publique du Quebec for on-site Rapid Testing for COVID-19 which was implemented in April 2021. In Nunavut, all travellers require an exemption from the public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiuts. There have been no impacts to the company’s drill programs in 2022 arising from COVID-19, however the Company continues to monitor for potential future changes.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

4

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada. At June 30, 2022, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2.1 Sale of Homestake Resources

On December 6, 2021, the Company entered into a definitive agreement (the “Purchase Agreement”) with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold’s wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022 and Fury Gold acquired 76,504,590 common shares in Dolly Varden, representing approximately 35.3% of the Dolly Varden common shares outstanding at that date and 32.88% of Dolly Varden on a fully diluted basis. As at June 30, 2022, the Company’s equity interest in Dolly Varden was 33.2% of the Dolly Varden common shares outstanding.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the “Investor Rights Agreement”). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester (“Tim”) Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

2.2 Acquisition of 25% equity interest in Universal Mineral Services Ltd (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc., Coppernico Metals Inc, and Torq Resources Inc who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, also a director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

5

Section 3: Q2 2022 highlights and subsequent events

3.1 Corporate highlights

■

On August 8, 2022, the Company announced that it had entered into an arrangement with Newmont Corporation (“Newmont”) to increase their joint venture interests in the Eleonore South Joint Venture (“ESJV”) project to 100%, having concurrently agreed, through their respective subsidiaries, to buy-out the approximately 23.77% participating interest of Azimut Exploration Inc. (“Azimut”) on a pro-rata basis. The resulting respective ESJV interests will then be Fury 50.022% and Newmont 49.978% with Fury remaining operator under an amended and restated joint venture agreement. The cost to Fury of the 11.902% additional participating interest in the joint venture will be approximately $1,200. Completion of the purchase is subject to certain conditions precedent and is expected to close in the third quarter of 2022.

■

On June 30, 2022, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 29, 2022. The Company confirmed that each director nominee listed in the Company’s management information circular (“Circular”) dated May 20, 2022 in connection with the Meeting and as filed on SEDAR on May 24, 2022, were elected as directors of the Company to serve until the next Meeting, or until their successors are otherwise elected or appointed. Also, by resolution, Deloitte LLP, Chartered Professional Accountants was appointed as the Company’s auditor for fiscal year ending December 31, 2022.

■

On May 24, 2022, the Company announced the retirement, effective at the Fury Annual General Meeting, of Mr. Ivan Bebek, Chair and co-founder of the Company, to focus on other activities. Mr. Bebek remains part of the strategic advisory board, with Mr. Shawn Wallace, another co-founder of the Company.

■

On April 14, 2022, the Company completed a non-brokered private placement with two placees who include a Canadian corporate investor and a US institutional investor, for a private placement sale of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

3.2 Operational highlights

■

On August 3, 2022, the Company announced results for seven core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2022 exploration drilling program continues to demonstrate the potential to significantly expand the deposit to the west at the Hinge Target, with drilling to date demonstrating a potential 20%, or 330m, increase to the mineralized strike length of the Eau Claire Deposit.

■

On June 22, 2022, the Company announced that a second drill has been mobilized to the Eau Claire project . The second drill will test the refined targeting at the Percival Prospect. Drilling will consist of approximately 6,500 metres (“m”) seeking to extend the higher-grade core of the Percival gold mineralization down plunge, as well as testing a highly prospective parallel fold hinge 500m to the east.

■

On May 16, 2022, the Company announced the completion of a 29 kilometre (“km”) Induced Polarization (IP) ground geophysical survey at the high-grade Percival prospect within the Eau Claire project The mineralization at Percival has a clear resistivity signature and the survey has identified a number of similar resistivity anomalies that coincide with biogeochemistry gold and trace element anomalies over a 6.5-kilometre strike length.

■

On April 7, 2022, the Company announced that the 2022 exploration drilling program had commenced at its wholly-owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The goal of the program is to expand the high-grade Eau Claire gold deposit and follow up on the Percival discovery. The drill program will initially consist of approximately 15,000m, focusing on extending the resource along the southeast margin of the Eau Claire deposit, expanding the recent discovery at the Western Hinge target, and further testing the Percival discovery.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

6

Section 4: Projects overview

Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

■	the provision of jobs and training programs

■	contracting opportunities

■	capacity funding for Indigenous engagement

■	sponsorship of community events

■	supporting professional development opportunities, building cultural and community intelligence capacity.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

7

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

During the three months ended June 30, 2022, the Company submitted its accreditation application for the Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is currently evaluating future initiatives to improve next year’s score.

4.1 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This includes a 38.12% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations.

4.1.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced an ongoing 50,000m drill program at the Eau Claire project. The drill program consists of i) an expansion phase focused on expanding the current resource (“Expansion Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit. Approximately 35,000m of drilling was completed in 2021. Additionally, during the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets including the Percival, Serendipity and Agua Clara prospects (“Regional Program”).

The focus of the 2022 exploration campaign is on the Expansion and Regional Programs and will initially consist of approximately 15,000m of drilling, focusing on extending the resource along the southeast margin of the Eau Claire deposit, expanding the recent discovery at the Western Hinge target, and testing the Percival discovery.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

8

The Company expects to incur approximately $8,000 of expenditures during 2022 at Eau Claire, with approximately $3,400 incurred during the first six months of 2022.

Expansion program: The expansion program at the Eau Claire deposit targets the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces (“oz”) at 11.81 g/t Au (using a 2.5 g/t Au cut-off grade). This drill program is designed to add ounces between defined resource blocks as well as to the east of the resource. To date, Fury Gold has drilled twenty holes targeting the southeast margin of the Eau Claire Resource with nine drill holes intersecting resource grade and width or higher including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 1m, 8.87 g/t Au over 3m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Results from the four holes completed in 2022 are pending.

The Exploration drilling program along the Eau Claire deposit trend aims to significantly expand the Eau Claire deposit by testing a diverse set of targets. In 2022 the focus will be on two targets to the west (‘Hinge’ and ‘Limb’, collectively “Western Extension”). All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. The potential for high-grade gold mineralization to continue down plunge and along strike to the east is supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit. The recently discovered Hinge target located on the western flank of the defined Eau Claire resource is characterized by a westerly plunging anticline that defines the overall geometry of the deposit. The anticline is interpreted to extend approximately one kilometre to the west based on geologic mapping and geophysical data that shows a westerly plunging conductivity anomaly imaging sediments hosted in the core of the fold. All four holes the Company completed in 2021 testing the Hinge geometry intercepted multiple zones of gold mineralization. Drill hole 21EC-041, the westernmost drill hole completed to date, intercepted seven zones of gold mineralization over a 110m drill width including 3.0m of 9.36 g/t gold, 3.0m of 3.38 g/t gold and 1.5m of 4.94 g/t gold.

On August 3, 2022, the Company announced results from seven drill holes, which the Company believes demonstrates the potential to significantly expand the deposit to the west at the Hinge Target. Drill holes 22EC-046, 22EC-047 and 22EC-048 targeted a 150 to 200m extension of the intercept of 3.0m of 9.36 g/t gold from drill hole 21EC-041 (see news release dated November 29, 2021). All three drill holes intercepted multiple zones of gold mineralization, with hole 22EC-048 exhibiting four zones of high grade and broad widths of more moderate grade, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t Au. The Company believes these intercepts represent the apex of the targeted fold hinge and reflects the deposit geometry that the technical team believes could deliver significant resource growth. The Hinge Zone drilling to date demonstrates a potential 20%, or 330m, increase to the mineralized strike length of the Eau Claire Deposit with results pending from additional drill holes located 100 metres further west of the reported intercepts.

Regional Exploration: The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 400m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. Previous geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t Au, 9.0m of 6.26 g/t Au, 8.5m of 7.13 g/t Au and 2.0m of 8.47 g/t Au. An orientation survey, conducted in 2020, was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling. In 2021 a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold and pathfinder anomalies(+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

A 28.89 line-km 2022 Induced Polarization ground geophysical survey completed along the Percival trend covered 8 of the 15 identified biogeochemical anomalies mentioned above. The survey identified discrete resistivity anomalies within a highly chargeable package of rocks. The resistivity anomalies fingerprint the sulphide-rich silica breccia gold-bearing bodies at Percival.

Targeting at Percival has significantly advanced recently with the completion of the Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. The higher-grade Percival mineralization is sub-parallel to magnetic stratigraphic units that define a steeply plunging fold geometry. Targeting indicates there is the potential to extend high-grade mineralization down plunge from historical intercepts and in the newly identified parallel fold hinge 500m to the east of the known mineralization. A single historical drill hole intersected this parallel fold hinge and ended in 12m of alteration and mineralization similar to the halo observed around the Percival gold mineralization. The Company commenced an initial 6,500m drilling program at Percival in June 2022.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

9

Quebec Project Maintenance

The Company expects to incur approximately $334 in mineral claims renewal fees in order to keep the properties in good standing, payable every two years. Cash payments of $60 were made during the six months ended June 30, 2022, in respect of these mineral claims, with $100 recognized in prepaid expenses as at June 30, 2022.

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, filed on SEDAR on July 3, 2018).

4.1.2 ESJV

Fury Gold owns a 38.12% interest in the ESJV project and is the operator of the joint venture. As at June 30, 2022 the ESJV was held by Fury Gold, Azimut  (23.77%), and Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont (38.11%). Subsequently, on August 8, 2022, the Company announced it had entered into an agreement with Newmont to purchase Azimut’s interest in the project on a pro-rata basis (section 3.1). Following completion of the transaction, the Company’s and Newmont’s interests in the project will be 50.022% and 49.978%, respectively. The Company will remain as operator.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture with the majority of the exploration focused on the extension of the Cheechoo deposit through approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT zones. Notable drill intercepts include 6.0m of 49.50 g/t Au, which included 1.0m of 294 g/t Au.

In December 2020, Fury Gold announced the identification of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed. Results from this program are currently being interpreted and will be used to guide the 2022-2023 exploration program which will aim to define drill targets.

4.2 Nunavut

4.2.1 Committee Bay

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited.

The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Company does not currently plan to undertake a 2022 exploration program at Committee Bay in order to focus available resources in Quebec.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

10

Project Maintenance

The Company expects to incur approximately $112 in annual mineral claims expenditures in 2022, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

4.2.2 Gibson MacQuoid

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively. The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

The Company does not currently plan to undertake a 2022 exploration program at Gibson MacQuoid in order to focus available resources in Quebec.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

11

Section 5: Review of quarterly financial information

Three months ended:	Interest income	(Earnings) loss from continuing operations	Loss from discontinued operations	Comprehensive (income) loss	(Earnings) loss per share ($/share)
June 30, 2022	$45	$5,577	$-	$5,577	$0.04
March 31, 2022	4	(45,636)		(45,636)	(0.37)
December 31, 2021	3	298	-	298	0.00
September 30, 2021	4	7,507	-	7,507	0.06
June 30, 2021	9	4,060	-	4,060	0.03
March 31, 2021	20	4,925	-	4,925	0.04
December 31, 2020	26	5,306	-	5,468	0.05
September 30, 2020	14	1,854	1,644	3,517	0.05

5.1 Three months ended June 30, 2022 compared to three months ended June 30, 2021

During the three months ended June 30, 2022, the Company reported total net loss of $5,577 and loss per share of $0.04 compared to a total net loss of $4,060 and loss per share of $0.03 for the three months ended June 30, 2021. The significant drivers of total net loss were as follows:

Operating expenses:

■

Exploration and evaluation costs decreased to $2,814 for the three months ended June 30, 2022 compared to $3,542 for the three months ended June 30, 2021. The decrease resulted from the 2022 drilling program commencing in April, initially with one rig on site, with a second drill added in June, as compared to the three months ended June 30, 2021, when two drills were operating throughout the quarter. As well, mobilization costs were incurred in the comparative quarter in respect of the 2021 summer program at Committee Bay;

■

Fees, salaries, and other employment benefits increased to $984 for the three months ended June 30, 2022 compared to $931 for the three months ended June 30, 2021. The increase in costs resulted from bonus payments offset in part by lower share-based compensation expense which was $433 for the second quarter of 2022 as compared to $478 for the comparative period and lower headcount as a result of cost-savings measures implemented in the third quarter of 2021;

■

Legal and professional fees decreased to $378 for the three months ended June 30, 2022 compared to $453 for the three months ended June 30, 2021. The higher costs in the comparative period were primarily due to the preparation of the Company’s base shelf prospectus, with the final prospectus filed in May 2021; and

■

Marketing and investor relations costs increased to $338 for the three months ended June 30, 2022 compared to $193 for the three months ended June 30, 2021. The increase in costs was mainly due to the return to in-person conferences and associated travel costs and timing of certain marketing campaigns.

Other income, net:

■	Net loss from associates of $1,441 comprising the Company’s share of net losses of Dolly Varden and UMS of $1,406 and $35, respectively; and

■

Amortization of flow-through share premium of $1,011 for the three months ended June 30, 2022 as compared to $1,332 for the three months ended June 30, 2021, reflecting the lower exploration activity at Eau Claire in the second quarter of 2022.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

12

5.2 Six months ended June 30, 2022 compared to six months ended June 30, 2021

During the six months ended June 30, 2022, the Company reported net earnings of $40,059 and earnings per share of $0.31 compared to a total net loss of $8,985 and loss per share of $0.08 for the six months ended June 30, 2021. The significant drivers of changes from net loss to net income were as follows:

Operating expenses:

■

Exploration and evaluation costs decreased to $4,086 for the six months ended June 30, 2022 compared to $7,230 for the six months ended June 30, 2021. The decrease resulted from the 2022 drilling campaign commencing in April, with the first three months of 2022 primarily focused on geophysical surveying; in comparison the 2021 drilling campaign was operating throughout the first six months of 2021;

■

Fees, salaries, and other employment benefits decreased to $1,742 for the six months ended June 30, 2022 compared to $2,192 for the six months ended June 30, 2021. The decrease in costs resulted from lower headcount and lower share-based compensation expense which was $800 for the first six months of 2022 as compared to $1,184 for the comparative period;

■

Legal and professional fees decreased to $614 for the six months ended June 30, 2022 compared to $1,370 for the six months ended June 30, 2021. The higher costs in the comparative period were primarily due to the preparation of the Company’s base shelf prospectus, with the final prospectus filed in May 2021, and compliance costs associated with the establishment of the new company; and

■

Marketing and investor relations costs decreased to $556 for the six months ended June 30, 2022 compared to $785 for the six months ended June 30, 2021. The decrease in costs was due to a reduction in marketing campaigns undertaken in 2022 as compared to the first six months of 2021 which saw significant marketing activity in the first quarter of 2021.

Other income, net:

■

A net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs;

■	Net loss from associates of $1,890 comprising the Company’s share of net losses of Dolly Varden and UMS of $1,855 and $35, respectively; and

■

Amortization of flow-through share premium of $1,414 for the six months ended June 30, 2022 as compared to $2,555 for the six months ended June 30, 2021, reflecting the lower exploration activity at Eau Claire.

Income tax refunded:

■	The Company received $187 in refundable exploration tax credits during the six months ended June 30, 2022, as compared to $1,717 in refundable exploration tax credits in the comparative period.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

13

5.3 Summary of project costs

During the six months ended June 30, 2022, the Company’s mineral properties decreased to $143,510 compared to $160,693 as at December 31, 2021, primarily due to the sale of the Homestake Ridge property to Dolly Varden, as described in Section 2.1.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Ridge	-	-	(16,460)	(16,460)
Change in estimate of provision for site reclamation and closure	(391)	(332)	-	(723)
Balance at June 30, 2022	$124,703	$18,807	$-	$143,510

During the three and six months ended June 30, 2022, the Company’s exploration expenditures were:
	Quebec	Nunavut	British Columbia	Total
Assaying	$267	$10	$-	$277
Exploration drilling	699	-	-	699
Camp cost, equipment, and field supplies	319	39	-	358
Geological consulting services	30	2	-	32
Geophysical analysis	7	-	-	7
Permitting, environmental and community costs	63	60	-	123
Expediting and mobilization	4	-	-	4
Salaries and wages	768	20	-	788
Fuel and consumables	187	-	-	187
Aircraft and travel	144	-	-	144
Share-based compensation	190	5	-	195
Three months ended June 30, 2022	$2,678	$136	$-	$2,814

	Quebec	Nunavut	British Columbia	Total
Assaying	$429	$28	$2	$459
Exploration drilling	713	-	-	713
Camp cost, equipment, and field supplies	450	97	10	557
Geological consulting services	6	4	-	10
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	92	119	-	211
Expediting and mobilization	6	-	-	6
Salaries and wages	1,211	34	1	1,246
Fuel and consumables	267	-	-	267
Aircraft and travel	163	-	-	163
Share-based compensation	320	6	1	327
Six months ended June 30, 2022	$3,784	$288	$14	$4,086

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

14

Section 6: Financial position, liquidity, and capital resources

	At June 30 2022	At December 31 2021
Cash	$12,361	$3,259
Restricted cash	159	130
Other assets	2,251	2,936
Mineral property interests	143,510	160,693
Investment in associate	58,700	-
Current liabilities	3,784	5,116
Non-current liabilities	3,792	4,547

6.1 Financial position and liquidity

As at June 30, 2022, the Company had unrestricted cash of $12,361 (December 31, 2021 – unrestricted cash of $3,259), working capital surplus of $9,696 (December 31, 2021 – working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $116,690 (December 31, 2021 – $156,749). The Company notes that the flow-through share premium liability which represents $1,710 (December 31, 2021 – $3,124) of current liabilities and included in working capital is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2022.

On February 25, 2022, the Company completed the sale of Homestake for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden, which have a 12-month restriction on trading. The fair value of the common shares of Dolly Varden held by the Company at June 30, 2022 was $52,788, based on the trading market value of the Dolly Varden common shares at that date.

6.1.1 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at June 30, 2022, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30 2022
Accounts payable and accrued liabilities	$1,894	$-	$-	$1,894
Quebec flow-through expenditure requirements	3,992	-	-	3,992
Undiscounted lease payments	249	346	-	595
Total	$6,135	$346	$-	$6,481

The Company entered into a drilling contract in November 2020, for which the Company has committed to drill a total of 50,000m. As at June 30, 2022, the Company remains obligated to drill approximately 9,000m in Quebec. The expenditures for the remaining drilling metres will be applied against the flow-through expenditure requirements included in the table above.

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $235 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2022.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 8.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

15

6.1.2 Cash flows

Cash flows from continuing operations:	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Cash (used in) operating activities	$(3,393)	$(4,850)	$(6,091)	$(8,710)
Cash (used in) provided by investing activities	(45)	(4)	4,438	(1,262)
Cash provided by financing activities	10,801	91	10,755	63

Operating activities:

■

During the three months ended June 30, 2022, the Company used cash of $3,393 in operating activities compared to $4,850 during the three months ended June 30, 2021. The cash outflow for the second quarter of 2022 was lower primarily due to the lower exploration activity and a reduction in legal and professional fees; and

■

During the six months ended June 30, 2022, the Company used cash of $6,091 in operating activities compared to $8,710 during the six months ended June 30, 2021. The cash outflow was lower in 2022 due to the temporary pause on drilling in the first three months of 2022, with drilling recommencing in April 2022, and a reduction in corporate costs following the implementation of certain cost-saving initiatives implemented in the second half of 2021, offset by the lower tax credit refund of $187 received during the six months ended June 30, 2022 as compared to a $1,717 tax credit refund received in the comparative period.

Investing activities:

■

During the three months ended June 30, 2022, the Company used cash in investing activities of $45 as compared to cash used in investing activities of $4 during the three months ended June 30, 2021. The Company exercised 500,000 common share warrants in Benz Mining for total proceeds of $60 during the second quarter of 2022, which was offset in part by interest income. In the comparative period the Company acquired certain equipment of $13, offset in part by interest income of $9; and

■

During the six months ended June 30, 2022, the Company generated cash from investing activities of $4,438, primarily representing the cash proceeds, net of transaction costs, arising from the Dolly Varden transaction. During the six months ended June 30, 2021, the Company used cash in investing activities of $1,262 which was primarily settlement of certain transaction costs arising from the acquisition of Eastmain Resources Inc in October 2020.

Financing activities:

■

For the three and six months ended June 30, 2022, cash provided by financing activities of $10,801 and $10,755, respectively, primarily represented the net proceeds received in respect of the April 2022 financing. For the three and six months ended June 30, 2021, cash provided by financing activities of $91 and $63, respectively was comprised of proceeds from option and warrants exercises offset in part by office lease payments.

6.2 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

16

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project, which are set out herein, and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

6.2.1 Financings and use of proceeds

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two placees comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec.

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

October 2021 offering

The Company completed a non-brokered private placement on October 13, 2021 (“October 2021 Offering”) for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of $1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than $1.50 for 20 consecutive trading days.

Share issue costs related to the October 2021 Offering totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

The proceeds of the October 2021 financing were used to fund exploration at Eau Claire and general working capital.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

17

Exercise of share options and warrants

During the three and six months ended June 30, 2022, there were no exercises of share options and warrants.

As at June 30, 2022, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	6,185,969	1.12	3.97	3,140,970	1.22	3.39
$2.05 – $3,26	2,847,703	2.19	3.06	2,847,703	2.19	3.06
$8.23	2,917	8.23	0.20	2,917	8.23	0.20
	9,036,589	1.46	3.68	5,991,590	1.68	3.23

Expiry date	Warrants outstanding	Exercise price ($/share)
September 12, 2022	337,813	2.96
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,799,263	1.28

As at August 11, 2022, there were 9,036,589 and 7,799,263 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.46 and $1.28, respectively.

6.3 Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at June 30, 2022:139,470,950

Number of common shares issued and outstanding as at August 11, 2022: 139,470,950

Section 7: Financial risk summary

As at June 30, 2022, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk and market risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2022.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

18

Section 8: Related party transactions and balances

UMS:

Under the shared services arrangements with UMS as described in section 2.2, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Universal Mineral Services Ltd.(1)
Exploration and evaluation costs	$252	$82	$303	$132
Marketing and investor relations	5	(15)	5	8
General and administration	233	79	351	137
Total transactions for the period	$490	$146	$659	$277

The outstanding balance owing at June 30, 2022, was $237 (December 31, 2021 – $142) which is included in accounts payable. In addition, the Company had $19 in current prepaids (December 31, 2021 – $56) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at June 30, 2022, the Company expects to incur approximately $556 in respect of its share of future rental expense.

Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

On April 1, 2022, the Company entered into a shared services agreement with UMS, in which the Company acquired a 25% interest, and three other mineral exploration companies, two of which were spun off from the Company in 2020. Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration, and Chief Geological Officer terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021(b)	2022	2021(b)
Short-term benefits provided to executives(a)	$545	$231	$777	$548
Directors’ fees paid to non-executive directors	53	55	100	107
Share-based payments	430	391	743	1,054
Total	$1,028	$677	$1,620	$1,709

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statement of financial position, and other annual employee benefits.

(b) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three and six months ended June 30, 2021, $9 and $96 of short-term benefits, respectively, and $nil and $54 of share-based payment expense were recognized in the condensed interim consolidated statements of (earnings) loss and comprehensive (income) loss in respect of these transition arrangements.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

19

Section 9: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2022, the Company applied the critical accounting estimates and judgements disclosed in note 5 of its consolidated financial statements for the year ended December 31, 2021 except as noted below:

Investments in associates

The Company conducts a portion of its business through equity interests in associate. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of its associates are recognized in net (earnings)/loss during the period.

New accounting standards and policies

The Company did not adopt any new accounting standards or policies during the quarter, and the accounting policies applied in preparing the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2022 were consistent with those disclosed in note 3 of its consolidated financial statements for the year ended December 31, 2021.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2022. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company’s consolidated financial statements once adopted.

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

20

Section 10: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the CEO and CFO, of the effectiveness of the Company’s DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2021. No changes have occurred in the Company’s DC&P during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation’s ICFR as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2021, the Company’s ICFR was effective. No changes have occurred in the Company’s ICFR during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark

Director & CEO

August 11, 2022

Fury Gold Mines Limited

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and Six Months Ended June 30, 2022

(Amounts expressed in thousands of Canadian dollars, unless otherwise noted)

21